EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                              November 25, 2008

TEL AVIV STOCK EXCHANGE                                    SECURITIES AUTHORITY

www.tase.co.il                                             www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

    Subject of the Event: Approval of the Arrangement Plan, Dismissal of the
                Derivative Action and Approval of a Distribution

On November 24, 2008, the Tel Aviv District Court approved the settlement and arrangement plan between the Bank and its shareholders that the Bank filed with the Court on July 6, 2008 ("the Plan") and that was approved by the class meetings of the Bank's shareholders on October 30, 2008 and November 6, 2008.

The Plan was approved after the Bank reached an agreement, during the hearing in court, with Lehava Chatamim Ltd., which filed a derivative action against officers of the Bank (an action in File Number 1267/03, which was dismissed by the Tel Aviv District Court and regarding the dismissal of which an appeal is pending before the Supreme Court), by which the objection against the Plan filed by Lehava Chatamim Ltd. will be dismissed and its said appeal will be struck out, and the Bank will pay the sum of NIS 100,000 (plus VAT) to cover Lehava's attorneys fees. The agreed striking out of the appeal means that the decision of the Tel Aviv District Court to dismiss the derivative action shall become a conclusive judgment.

Together with the Plan, on July 6, 2008, the Bank filed with the Tel Aviv District Court an application to approve a distribution that does not comply with the profit test according to the Companies Law - 1999, a distribution that may result from the implementation of the alternate scenarios within the framework of the Plan. This application was also approved by the Court, on November 20, 2008.

Pursuant to the outline of the Plan, following the approval of the said Plan, the Government Companies Authority ("the Authority") will act to find a purchaser for the shares of the Bank who will be determined by a sale process that will be managed by the Authority.

The date and time when the Company was first made aware of the event or matter:

November 24, 2008 at 9:45 A.M.